Exhibit 21

Subsidiaries Of The Registrant

The following is a list of the subsidiaries of BankFinancial Corporation following the conversion:

Name	State of Incorporation
BankFinancial, F.S.B.	Federal
| Financial Assurance Services	| Illinois
BankFinancial Asset Recovery Corporation	Illinois